Applied Signal Technology, Inc.
Exhibit 21.1

Subsidiaries of the Registrant

Applied Signal Technology, Inc., the Registrant, is the parent company of one subsidiary corporation. The subsidiary corporation is as follows:

1. Dynamics Technology, Inc., a California corporation